July 7, 2021

Division of Corporation Finance,

Office of Manufacturing,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Attn:	Ms. Heather Clark
Mr. Andrew Blume

Re:	Anheuser-Busch InBev SA/NV Form 20-F for Fiscal Year Ended
December 31, 2020
File No. 001-37911

Dear Ms. Clark and Mr. Blume:

I refer to your comment letter dated July 6, 2021 to Mr. Fernando Tennenbaum of Anheuser-Busch InBev SA/NV (the “Company”) and the telephone call between my colleague, Nitish Verma and Heather Clark on July 7, 2021 regarding the due date for responding to your letter. The Company has requested an extension of the due date in order to have sufficient time for compilation and review by the Company and its advisers of the responses to the Staff’s comments. The Company confirms that it intends to submit its responses to the Staff’s comments by August 3, 2021.

The Company appreciates your cooperation in extending the deadline for its response.

Very truly yours,

/s/ John Horsfield-Bradbury
John Horsfield-Bradbury

cc:	Fernando Tennenbaum (Anheuser-Busch InBev SA/NV)
John Blood (Anheuser-Busch InBev SA/NV)
Ann Randon (Anheuser-Busch InBev SA/NV)